November 9, 2010

VIA EDGAR

John Zitko
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	rVue Holdings, Inc.
Form 10-K for the Year ended January 31, 2010
Filed March 11, 2010

Form 8-K
Filed May 19, 2010, as amended
File No. 333-158117

Dear Mr. Zitko:

Pursuant to your telephone conversation with Michael Francis of Akerman Senterfitt on November 9, 2010, we are submitting for your review and clearance our response to the Staff’s comment #9 contained in Staff comment letter, dated November 5, 2010, regarding the above-referenced Form 10-K and Form 8-K.

For the Staff's convenience, we have recited the Staff's comment #9 in boldface type and provided our proposed response immediately thereafter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 13

9.
We reissue comment 12 from our letter dated October 6, 2010. We note your response and the added disclosure, however, it is still not clear how the revenues relating to "network and administrative services" relate to the three sources you describe on page 10. Please revise your disclosure to clarify how these revenues relate to such sources. Additionally, clarify your disclosure to detail what "additional software, contracts, and technology" you acquired in connection with the May 2010 acquisition and supplementally advise where such acquisitions are reflected in the transaction documents.

We have revised the disclosure on page 10 of the 8-K/A Amendment as follows:

“Revenue

We earn revenue in three broad categories:

Transaction Fees.  We earn a transaction fee from advertisers and agencies for placing advertising with networks through rVue.  The transaction fee is a percentage of the advertising dollars spent on campaigns, which varies based upon the level of targeting, reporting and other assistance we provide.

rVue Holdings, Inc.  - 100 NE 3rd Ave  - Suite 200 -  Fort Lauderdale  -  FL 33301  -  info@rVue.com  -  954-525-6464

John Zitko
Division of Corporation Finance
November 9, 2010

Network and Administrative Services.  Network and Administrative Service revenue relate to fees we receive for producing programming in our studios or with outside services for Mattress Firm and AutoNation. We also earn network and administrative service revenue under contracts pursuant to which we provide content production and technical services to Mattress Firm and Accenture.

License Fees and Royalties.  We earn revenue from the licensing of our Client and Server software and technology to third parties, including DOOH networks.  We have granted an exclusive license for the use of our Client and Server software and technology in Italy to Levoip Corporation.”

We have revised the disclosure on page 12 of the 8-K/A Amendment as follows:

“In connection with the Transaction, the Company acquired from Argo all of its assets related to the rVue business, which included all of the common stock of rVue, Inc. as well as software, contracts and technology.  Such software and technology included the rVue demand side platform software as well as the rVue Client and Server Software which allows an end user to manage and operate a DOOH network. The Client Software is used to manage each screen or site and the Sever Software is used to manage the Client Software.   rVue has licensed the Client and Server Software to Levoip Corporation for installation in Italy.  Under the terms of the contract, Levoip is required to pay rVue: (1) a one-time initial site commissioning fee for first-time sites; (2) a recurring monthly license fee at a fixed dollar per site for each month a site utilizes the software; and (3) a 25% share of the gross third-party advertising displayed on the sites.  We do not expect to generate significant additional revenues from the Levoip contract inasmuch as we have recently been informed that Levoip has suspended its installation of additional sites.”

*           *           *

We have included the following in our Form 10-Q for the quarterly period ended September 30, 2010:

Item 2.     Management’s Discussion and Analysis Of Financial Condition And Results of Operations.

“The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the accompanying unaudited condensed financial statements and related notes included in Item 1 of this Quarterly Report on Form 10-Q as well as our audited financial statements as of December 31, 2009 and for the period from Inception (September 15, 2009) through December 31, 2009 included in Form 8-K/A filed with the Commission on August 17, 2010.

Overview

rVue is an advertising exchange that connects advertisers and advertising agencies with digital signage.  We provide an online, internet based advertising exchange that connects advertisers and advertising agencies with third party Digital Out-Of-Home ("DOOH") media or networks, that allows the advertiser to create a targeted advertising campaign and media plan, and negotiate that media plan simultaneously with all the third-party networks selected.  As of October 25, 2010, 97 networks comprising approximately 348,000 screens representing the top 50 Designated Market Area's ("DMA's") were accessible through the rVue exchange, and rVue had relationships with over 90 advertising agencies.  For this service rVue receives a transaction fee of up to 4% of the gross advertising placed through rVue.  As of the September 30, 2010, rVue had not generated significant revenues from advertisers utilizing its DOOH platform or technologies.

rVue Holdings, Inc.  - 100 NE 3rd Ave  - Suite 200 -  Fort Lauderdale  -  FL 33301  -  info@rVue.com  -  954-525-6464

John Zitko
Division of Corporation Finance
November 9, 2010

In connection with the Transaction, the Company acquired from Argo all of its assets related to the rVue business, which included all of the common stock of rVue, Inc. as well as software, contracts and technology.  Such software and technology included the rVue demand side platform software as well as the rVue Client and Server Software which allows an end user to manage and operate a DOOH network. The Client Software is used to manage each screen or site and the Sever Software is used to manage the Client Software.  rVue has licensed the Client and Server Software to Levoip Corporation for installation in Italy.  Under the terms of the contract, Levoip is required to pay rVue: (1) a one-time initial site commissioning fee for first-time sites; (2) a recurring monthly license fee at a fixed dollar per site for each month a site utilizes the software; and (3) a 25% share of the gross third-party advertising displayed on the sites.  We do not expect to generate significant additional revenues from the Levoip contract after September 30, 2010, inasmuch as we have recently been informed that Levoip has suspended its installation of additional sites.  As of December 31, 2009 and as of September 30, 2010, the Company had generated $2,533 and $57,612 of revenue from the Levoip contract.

We also provide content production and technical services to Accenture and Mattress Firm under contractual arrangements.”

*           *           *

Supplementally, we are providing the following information to the Staff in response to comment #9:

The Asset Purchase Agreement, which was filed as Exhibit 2.1 to the Original Report, states in Section 1.01:

1.02           Purchase and Sale of Assets.  Upon the terms and subject to the conditions set forth in this Agreement, Seller hereby agrees to sell, convey, transfer and assign to Purchaser, and Purchaser hereby agrees to purchase and acquire from Seller, all of the right, title and interest of Seller in, to and under the assets, properties and business, of every kind and description, wherever located, real, personal or mixed, tangible or intangible, owned, held or used in the conduct of the Business by Seller on the Closing Date, including without limitation, all right, title and interest of Seller and its Affiliates in, to and under the following, which (whether or not listed below) are hereinafter collectively referred to as the “Assets”:

(a)                 all of the equipment, computers, servers, hardware, appliances, implements, and all other tangible personal property that are owned by Seller or any of its Affiliates and have been used in the conduct of the Business, including without limitation, the items listed on Schedule 1.01(a):

(b)           all Real Property Leases to which Seller is a party, or which affect the Business or the Assets, including without limitation, the items listed on Schedule 1.01(b);

(c)           all contracts (the “Contracts”) to which Seller is a party, or which affect the Business or the Assets, including without limitation, leases of personal property, licenses in and out of the Seller for Intellectual Property, and including without limitation, the items listed on Schedule 1.01(c) to the extent such Contracts can be validly and effectively assigned, but subject to Section 1.06;

rVue Holdings, Inc.  - 100 NE 3rd Ave  - Suite 200 -  Fort Lauderdale  -  FL 33301  -  info@rVue.com  -  954-525-6464

John Zitko
Division of Corporation Finance
November 9, 2010

(d)           all rights, claims and causes of action against third parties resulting from or relating to the operation of the Business or the Assets prior to the Closing Date, including without limitation, any rights, claims and causes of action arising under warranties from vendors and other third parties;

(e)           all governmental licenses, permits, authorizations, consents or approvals affecting or relating to Seller, the Business or the Assets (“Permits”) listed on Schedule 1.01(e) to the extent they can be validly and effectively assigned;

(f)           all accounts receivable, notes receivable, prepaid expenses and insurance and indemnity claims to the extent related to any of the Assets or the Business;

(g)           all goodwill associated with the Assets and the Business;

(h)           all Business Records;

(i)           Seller’s right to use the name “RVUE” and all other names used in conducting the Business, and all derivations thereof, in connection with Purchaser’s future conduct of the Business;

(j)           all Intellectual Property Assets, including without limitation, the items listed on Schedule 1.01(j); and

(k)           all other privileges, rights, interests, properties and assets of whatever nature and wherever located that are owned, used or intended for use in connection with, or that are necessary to the continued conduct of, the Business as presently conducted or planned to be conducted as of the Closing Date; and

(l)           All of the issued and outstanding shares of capital stock of rVue consisting of 10,000,000 shares of common stock, par value $0.001 per share (the “rVue Shares”);

provided that, notwithstanding the foregoing, the Assets shall not include the Excluded Assets.

*           *           *

rVue Holdings, Inc.  - 100 NE 3rd Ave  - Suite 200 -  Fort Lauderdale  -  FL 33301  -  info@rVue.com  -  954-525-6464

We appreciate your willingness to review this item so that the Company may timely file its Form 10-Q for the quarterly period ended September 30, 2010.

If you have any questions, please call me at 94.356.5441 or Michael Francis at 305.982.5581.

Sincerely,

rVue Holdings, Inc.

/s/ David A. Loppert
David A. Loppert
Chief Financial Officer

cc:           Securities and Exchange Commission
Larry Spirgel, Assistant Director

Akerman Senterfitt
Michael Francis

rVue Holdings, Inc.  - 100 NE 3rd Ave  - Suite 200 -  Fort Lauderdale  -  FL 33301  -  info@rVue.com  -  954-525-6464